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                                                                    EXHIBIT 20.1



FOR IMMEDIATE RELEASE

                             G. D. SEARLE AGREEMENT

LONDON January 19, 1999 - Therapeutic Antibodies Inc announces that an agreement to develop an antibody for two G. D. Searle & Co. (Searle) products was terminated following Searle's decision to cease development of its xemilofiban and orbofiban projects.

Therapeutic Antibodies signed the research agreement with Searle, the pharmaceutical division of Monsanto Co., in May 1998 to identify and develop a `rescue antibody' to these drugs.

Commenting on the news, Andrew Heath, chief executive officer of Therapeutic Antibodies said:

"Whilst Searle's decision to stop work on their underlying projects is a disappointment, the alliance was a significant endorsement of our platform technology and showed Therapeutic Antibodies can work effectively, and to schedule, with a major pharmaceutical company.

Therapeutic Antibodies continues to investigate opportunities for strategic partnerships and further collaboration."

In the near term, Therapeutic Antibodies' top priority product CroTAb(R), an antivenom to North American rattlesnakes, is under active review by the FDA and is on schedule for marketing in mid 1999. CroTAb(R) is part of TAb's emergency medicine line, comprised of CroTAb(R), DigiTAb(R) and TriTAb(R), which is licensed in the United States to Altana Inc., the U.S. subsidiary of Altana AG.


Enquiries:

     Andrew Heath                                          tel: 0171 606 8637
     Chief Executive Officer
     Therapeutic Antibodies Inc

     Laura Frost                                           tel:  0171 379 5151
     The Maitland Consultancy